October 2, 2018

George Syllantavos
Co-Chief Executive Officer
Stellar Acquisition III Inc.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:    Stellar Acquisition III Inc.
              Amendment No. 2 to Registration Statement on Form S-4 Filed August 15, 2018
              File No. 333-224227

Dear Mr. Syllantavos:

      We have an additional comment related to your amended registration statement filed on
August 15, 2018 to supplement our prior letter issued on September 18, 2018. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please be aware that we are still reviewing your amended registration statement filed on October 2, 2018 and a separate comment letter may be forthcoming.

       After reviewing further amendments to your registration statement and the information you provide in response to these comments, we may have additional comments.

Information About Phunware

PhunCoin, page 191

1.     We note your response to prior comments 13 and 14 of our letter dated
July 19,
       2018. We believe that the Phuncoin were sold when the investors purchased the Series F
       Phuncoin Rights and the Rights and such Phuncoin, when issued, will be restricted securities. In this regard, the Phuncoin to be held by these investors are not eligible to be registered for issuance and may only be registered for resale on behalf of the holders. Please revise your disclosure as follows:
 George Syllantavos
Stellar Acquisition III Inc.
October 2, 2018
Page 2


                Reflect that the Phuncoin has already been sold to the investors of the Series F
                PhunCoin Rights and the Rights, that the Phuncoin are restricted as to transfer, and that any resale by such holders must be made pursuant to an exemption from registration or pursuant to an effective resale registration statement.

                To the extent that the Phuncoin to be issued to these investors may be included in a subsequent Regulation A offering as resales, discuss, if known at this point, any impact that including such Phuncoins may have on the amount of capital that may be raised.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3673 with any other questions.

                                                             Sincerely,

                                                             /s/ Folake Ayoola

                                                             Folake Ayoola
                                                             Special Counsel
                                                             Office of
Information Technologies
                                                             and Services


cc:    Jeffrey W. Rubin
       Ellenoff Grossman & Schole LLP